Exhibit 99.1
July 2, 2013

Dear Shareholder,

You are cordially invited to attend the 2013 Annual Meeting of Shareholders of Allot Communications Ltd., to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on August 7, 2013, at 2:30 p.m. Israel time.

At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Allot’s board of directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of Allot, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We urge all of our shareholders to review our annual report on Form 20-F, which is available on our website at www.allot.com.

We look forward to greeting as many of you as can attend the meeting.

Sincerely, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

ALLOT COMMUNICATIONS LTD.
____________________________________

Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200
____________________________________

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on August 7, 2013, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The Annual Meeting is being called for the following purposes:

1.
To reelect Shraga Katz as a Class I director of the board of directors of the Company (the “Board”), to serve until the 2016 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

2.	To approve a 2012 bonus for Rami Hadar, our President and Chief Executive Officer.

3.	To approve the Company’s compensation policy for its officers and directors, as required under a recent amendment to Israeli law.

4.	To approve an option grant to Shraga Katz.

5.	To approve the bonus plan for each of the years 2013-2015 for our President and CEO.

6.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2013 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

7.	To report on the business of the Company for the fiscal year ended December 31, 2012, including a review of the 2012 financial statements.

Only shareholders of record at the close of business on July 1, 2013 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Annual Meeting along with a proxy card enabling shareholders to indicate their vote on each matter, will be mailed on or about July 2, 2013 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website www.allot.com. Signed proxy cards must be received no later than twenty-four hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s office at the above address no later than August 6, 2013.

By Order of the Board of Directors, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

Hod Hasharon, Israel
July 2, 2013

ii

ABOUT THE ANNUAL MEETING

Q:           When and where is the 2013 Annual Meeting of Shareholders being held?

A:
The Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on August 7, 2013, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:           Who can attend the Annual Meeting?

A:
Any shareholder may attend. Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:           Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on July 1, 2013 (the “Record Date”) are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the senior among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:           How do I vote?

A:
You may vote by mail. You can do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the board of directors of the Company (the “Board”).

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in street name, you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) and vote.

“Street name” holders may also vote by phone or through an Internet website. If you hold your shares in “street name” through a broker, bank or other nominee, then you received this proxy statement from the nominee, along with the nominee’s proxy card which includes voting instructions (including voting by phone or through an Internet website) and instructions on how to change your vote.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:
Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to Allot or to vote in person at the Annual Meeting.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation.

Q:           Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend our Annual Meeting.

Q:           Can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

•	granting a new proxy card or new voting instruction card bearing a later date; or

•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:           How are my votes cast when I submit a proxy vote?

A:
When you submit a proxy vote, you appoint Shraga Katz, Rami Hadar, Nachum Falek and Itamar Rosen, or any of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 2:30 p.m., Israel Time, on August 6, 2013, twenty-four hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, or which is presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the instructions indicated on the proxy card.

Q:           What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:           What constitutes a quorum?

A:
To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

Q:           What happens if a quorum is not present?

A:
If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week, or to such day and at such time and place as the Chairman of the meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment.

Q:           How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

Each proposed resolution, other than Proposal 5 (approval of the bonus plan for 2013-2015 for our President and Chief Executive Officer), requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

Proposal 5 requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of Controlling Shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” these proposed resolution, or (2) the total number of shares of non-Controlling Shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company. The terms “Controlling Shareholder” and “personal interest” are defined below under Proposal 5.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

HOW TO FIND VOTING RESULTS

Q:           Where do I find the voting results of the Annual Meeting?

A:	We plan to announce preliminary voting results at the Annual Meeting.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

REELECTION OF CLASS I DIRECTOR

Background; Information Regarding Attendance

Following the Annual Meeting, assuming the reelection of the Class I director under this Proposal 1, our Board shall consist of seven directors. Our Articles of Association provide that we may have up to nine directors. Each director (with the exception of Dov Baharav, who was elected in 2013) had a record during 2012 of attending over 75% of all board of directors meetings and over 75% of the meetings of each committee of the board of directors on which he or she serves.

Under our Articles of Association, our directors (other than our Outside Directors, as such term is defined in the Israeli Companies Law) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our Outside Directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires.

The term of Shraga Katz, our Class I director and our Chairman of the Board, expires at this Annual Meeting. Our Class II director, Itzhak Danziger, will hold office until the annual meeting of our shareholders in 2014. Our Class III directors, Rami Hadar and Yigal Jacoby, will hold office until the annual meeting of our shareholders in 2015. In addition, we currently have three Outside Directors who serve on the Board for fixed three-year periods in accordance with the Israeli Companies Law, 1999 (the “Israeli Companies Law”). These three Outside Directors have all been determined by us to meet the independence requirements under Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

Shraga Katz is proposed for reelection by the shareholders. If reelected at the Annual Meeting, he will serve until the 2016 annual meeting of our shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israeli Companies Law. Mr. Katz has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Shraga Katz, the nominee for reelection as a Class I director, and for each of the other directors (who, as noted, are not up for election at the Annual Meeting), other than Outside Directors, is set forth below.

Nominee for Reelection to the Board as a Class I Director to Serve for a Three-Year Term Until the 2016 Annual General Meeting of Shareholders

Shraga Katz has served as the Chairman of our Board since 2008. Mr. Katz is a Venture Partner of Magma Venture Partners, a leading venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized in the communications industry for over 20 years. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ:CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and CEO until mid-2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz is a two-time winner of the Israel Defense Award, Israel’s most prestigious recognition for research and development. Mr. Katz serves as a director on the boards of GreenSQL and Core Photonics. Mr. Katz holds a B.Sc. from the Technion — Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Class II Director Whose Term Continues Until the 2014 Annual General Meeting of Shareholders

Itzhak Danziger has served as a member of our Board since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board from November 2010 until November 2011. Itzhak Danziger serves as chairman of the board of Galil Software, an Israeli software services company, and as a director of Jinni Media, a privately held technology company. From 1985 to 2007, Mr. Danziger held various senior executive positions at Comverse, a technology companies group that develops and markets telecommunications systems. He served as president of Comverse Technology Group, and as president of Comverse Network Systems, which he led from a startup stage to becoming the worldwide leader of messaging solutions to carriers. Prior to joining Comverse, Mr. Danziger held various research and development and management positions at Tadiran Telecom Division, which was later acquired by ECI Telecom. Further, Mr. Danziger serves as a director in Israel Venture Network, a venture philanthropy non-governmental organization, in Avney Rosha, the Israel Institute for School Leadership, and in other non-governmental organizations. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee). Mr. Danziger holds a B.Sc. and an M.Sc. in electrical engineering from the Technion – Israel Institute of Technology and an M.A. in philosophy and digital culture from Tel Aviv University.

Class III Directors Whose Terms Continue Until the 2015 Annual General Meeting of Shareholders

Rami Hadar has served as our President and Chief Executive Officer since 2006 and is a member of our Board. Prior to joining us, Mr. Hadar founded CTP Systems, a developer of cordless telephony systems in 1989 and served as Chief Executive Officer until its acquisition by DSP Communications in 1995. Mr. Hadar continued with DSP Communication’s executive management team for two years, and thereafter, in 1999, the company was acquired by Intel. In 1997, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President of Sales and Marketing until 2002. Mr. Hadar also served from 2002 to 2005 as Chief Executive Officer of Native Networks, which was successfully sold and integrated to Alcatel. Mr. Hadar holds a B.Sc. in Electrical Engineering from the Technion — Israel Institute of Technology.

Yigal Jacoby co-founded Allot in 1996, served as our Chief Executive Officer from 1997 to 2006, and serves as a member of our Board. Mr. Jacoby was Chairman of our Board until 2008. Prior to co-founding Allot, Mr. Jacoby served as General Manager of Bay Network’s Network Management Division in Santa Clara, California, from 1996 to 1997. In 1992, he founded Armon Networking, a manufacturer of RMON-based network management solutions, which was sold to Bay Networks in 1996. He also held various engineering and marketing management positions at Tekelec, a manufacturer of telecommunication monitoring and diagnostic equipment, including Director, OSI & LAN Products from 1989 to 1992 and Engineering Manager from 1987 to 1989. Mr. Jacoby has founded several startups in the communications field and served on their boards. Mr. Jacoby has a B.A., cum laude, in Computer Science from the Technion — Israel Institute of Technology and an M.Sc. in Computer Science from the University of Southern California.

The Independence of Our Board of Directors

We believe in the desirability of an independent board of directors and we continually strive to reinforce the independence of our Board. Six out of our seven directors are not members of our executive team:

Ms. Nurit Benjamini is an independent director who is an Outside Director, Chairperson of the audit committee and a Financial Expert. She has also been appointed by our Board as Lead Director, and in this capacity she leads all the independent directors and carries out other customary functions of this position.

Mr. Steven Levy is an independent director who is an Outside Director, Chairman of our compensation and nomination committee, and a Financial Expert.

Mr. Dov Baharav is an independent director who is an Outside Director and a Financial Expert.

Mr. Itsik Danziger was initially invited to serve as an advisor to the Board and in November 2010 was appointed as an observer at meetings. In recognition of Mr. Danziger’s contribution, he was subsequently nominated to serve as a Board member, and he was elected to the Board by shareholders in November 2011. During his short tenure as an observer, Mr. Danziger was technically classified as an employee of the Company; accordingly, as a formal matter, the Company is currently unable to conclude that Mr. Danziger meets the Nasdaq criteria for independence (there is a three-year waiting period following “employment” by the Company), but he is expected to satisfy the Nasdaq independence criteria in November 2014. Mr. Danziger’s principal occupation is serving as Active Chairman of Galil Software.

Mr. Yigal Jacoby is a founder of our Company and served as Chairman of the Board of Directors until 2008. Since his retirement from employment with the Company in November 2010, Mr. Jacoby has continued to contribute to the growth and strength of the Company solely as a member of the Board. Mr. Jacoby is expected to satisfy the Nasdaq independence criteria in November 2013.

Mr. Shraga Katz initially served as an advisor to our management, and was appointed Chairman of the Board in 2008 upon Mr. Jacoby’s retirement from such position. Due to a technical oversight, his director fees continued to be paid to him through the Company’s payroll, with the result that despite his principal occupation being as a partner in a venture fund and his substantive independence from the Company, he cannot currently be classified as independent under the Nasdaq rules. In May 2013 we rectified the technical oversight and we now pay Mr. Katz his director fees in the manner that is customary for directors rather through the payroll.

Mr. Rami Hadar has served as a director and the Company’s CEO and President since 2006. He is the only director who is employed by the Company. He is therefore not independent.

Accordingly, we expect that by November 2013 a majority of our directors will be independent under the most stringent interpretation of the Nasdaq rules, and by November 2014 five out of seven directors will be independent under the most stringent interpretation of the Nasdaq rules.

Proposed Resolution

You are requested to adopt the following resolution:

“1.           RESOLVED, that Shraga Katz be reelected as a Class I director, to serve until the 2016 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 1999.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 2

APPROVAL OF A 2012 BONUS FOR RAMI HADAR, OUR PRESIDENT AND CHIEF
EXECUTIVE OFFICER

Background

The Company’s compensation and nomination committee recommended to the Board that the Company grant Mr. Hadar a bonus in the amount of US$ 112,000  for the year 2012, in recognition of the Company’s achievements and financial results in 2012 and Mr. Hadar’s contributions to such achievements and financial results.

The compensation and nomination committee made its recommendation, and the Board considered such recommendation, before the Company’s adoption of a compensation policy in accordance with a recent amendment to the Israeli Companies Law (see Proposal 3 below). In evaluating the proposed bonus, the compensation and nomination committee and the Board therefore considered the factors relating to variable compensation prescribed by the transition provisions of the recent amendment to the Israeli Companies Law. The Board adopted the compensation and nomination committee’s recommendation and approved the grant of such bonus for the year 2012, subject to shareholder approval.

Accordingly, we propose the following resolution:

Proposed Resolution

You are requested to adopt the following resolution:

“2.           RESOLVED, to grant to Rami Hadar a bonus in the amount of US$ 112,000 for the year 2012.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 3

APPROVAL OF COMPENSATION POLICY FOR OFFICERS AND DIRECTORS

Background

A recent amendment to the Israeli Companies Law (“Amendment No. 20”) imposes new approval requirements for the compensation of a company’s office holders. By September 2013, every company must adopt a compensation policy for its officers and directors. The compensation policy must be recommended by the compensation committee, approved by the board of directors and approved by the shareholders, in that order. The board of directors is required to reevaluate the policy from time to time, and upon any material change to the circumstances that existed at the time they formulated the policy; the compensation policy must be re-approved at least once every three years. In formulating and evaluating the compensation policy and the terms of compensation of the office holders, the compensation committee and board of directors must consider a series of factors that are specified in Amendment No. 20.

In general, every office holder’s terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – for the year 2013 and onward must comply with the compensation policy, and must be approved by the compensation committee and the board of directors. In addition, the terms of compensation of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must also be approved separately by the shareholders of the company, after the approval of the compensation committee and the board of directors.

Our compensation and nomination committee has examined the factors set forth in Amendment No. 20 and has formulated a proposed compensation policy for the Company’s officers and directors (the “Compensation Policy”). Our Board then considered and approved the Compensation Policy, following the Board’s own examination of the compensation factors set forth in Amendment No. 20, and is recommending the Compensation Policy to the shareholders at the Annual Meeting for their approval. If approved, the Compensation Policy shall serve as the Company’s compensation policy for all of its officers and directors following the date of the Annual Meeting. The approval of the shareholders may be waived in circumstances prescribed by the Companies Law.

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof, a copy of which is attached to this Proxy Statement as Appendix A.

•
Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for Allot’s success and enhance shareholder value, and to promote for each executive officer an opportunity to advance in a growing organization.

•	Compensation instruments: Includes base salary; benefits and perquisites; cash bonuses; equity-based awards; and retirement and termination arrangements.

•
Ratio between fixed and variable compensation: Allot aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses and equity-based awards) pursuant to the ranges set forth in the Compensation Policy in order, among other things, to tie the compensation of each executive officer to Allot’s financial and strategic achievements and enhance the alignment between the executive officer’s interests and the long-term interests of Allot and its shareholders.

•
Internal compensation ratio: Allot will target a ratio between overall compensation of the executive officers and the average and median salary of the other employees of Allot, as set forth in the Compensation Policy, to ensure that levels of executive compensation will not have a negative impact on work relations in Allot.

•	Base salary, benefits and perquisites: The Compensation Policy provides guidelines and criteria for determining base salary, benefits and perquisites for executive officers.

•	Cash bonuses: Allot’s policy is to allow annual cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including caps, set forth in the Compensation Policy.

•
“Clawback”: In the event of an accounting restatement, Allot shall be entitled to recover from current executive officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back.

•
Equity-based awards: Allot’s policy is to provide equity-based awards in the form of stock options, restricted stock units and other forms of equity, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Compensation Policy.

•	Retirement and termination: The Compensation Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including limitations thereon.

•	Exculpation, indemnification and insurance: The Compensation Policy provides guidelines and criteria for providing directors and executive officers with exculpation, indemnification and insurance.

•
Directors: The Compensation Policy provides guidelines for the compensation of our directors in accordance with applicable regulations promulgated under the Israeli Companies Law, and for equity-based awards that may be granted to directors pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Compensation Policy.

•	Applicability: The Compensation Policy will apply to all compensation agreements and arrangements that will be approved after the date on which the Compensation Policy is approved by the shareholders.

•
Review: The compensation and nomination committee and the Board of Directors of Allot shall review and reassess the adequacy of the Compensation Policy from time to time, as required by the Israeli Companies Law.

At the Annual Meeting, it is proposed that the following resolution be adopted:

“3.           RESOLVED, that the Company’s Compensation Policy set forth in Appendix A to this proxy statement is hereby approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 4

APPROVAL OF OPTION GRANT TO SHRAGA KATZ

Background

The Company’s compensation and nomination committee recommended to the Board that the Company grant Mr. Shraga Katz, our Chairman of the Board, options to purchase 75,000 ordinary shares of our Company immediately following the Annual Meeting, under the Company’s 2006 Incentive Compensation Plan. The compensation and nomination committee’s recommendation was that all such options shall (i) vest ratably over a period of three years beginning on the date of their grant, such that 1/12 of the options shall vest and become exercisable at the end of each three-month period from the date of their grant (with the vesting of said options accelerated upon certain mergers and acquisitions involving the Company), and (ii) have an exercise price equal to the closing sale price of the Company’s ordinary shares as quoted on the NASDAQ Global Select Market on the date of grant. The Board adopted the compensation and nomination committee’s recommendation and approved the amendment of the compensation plan of Mr. Katz, subject to shareholder approval.

As described above under Proposal 3, this proposal must be approved separately by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nomination committee and the Board have approved the compensation described above as being consistent with the Compensation Policy, and the proposed compensation now requires approval by the Company’s shareholders.

Proposed Resolutions

You are requested to adopt the following resolutions:

“4.           RESOLVED, that the grant to Shraga Katz of options to purchase 75,000 ordinary shares of our Company immediately following the Annual General Meeting is hereby approved. Such options shall be granted under the Company’s 2006 Incentive Compensation Plan and shall vest ratably over a period of three years beginning on the date of their grant, such that 1/12 of the options shall vest and become exercisable at the end of each three-month period from the date of their grant, with the vesting of said options accelerated upon certain mergers and acquisitions involving the Company. All such options shall have an exercise price equal to the closing sale price of the Company’s ordinary shares as quoted on NASDAQ on the date of their grant.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt these resolutions.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

PROPOSAL 5

APPROVAL OF BONUS PLAN FOR EACH OF THE YEARS 2013-2015 FOR OUR
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Background

The Company’s compensation and nomination committee recommended to the Board that the Company establish a plan for determining a bonus (if any) for the individual who will serve as our President and CEO during any year in the three-year period 2013-2015 (the “CEO Bonus Plan”). The compensation and nomination committee believes that the Company’s executive compensation policies should focus on evaluating an individual’s long-term performance and focus on the long-term growth of the Company, since often the results of the Company’s performance may be accurately assessed only over a multi-year period. Accordingly, the compensation and nomination committee recommended that the bonus plan for the Company’s President and CEO be established for a three-year period and not be re-evaluated on an annual basis.  In light of this recommendation, and after considering the Company’s Compensation Policy, the Company’s compensation and nomination policy formulated the following CEO Bonus Plan.

Pursuant to the terms of the CEO Bonus Plan, the bonus (if any) that can be earned by an individual who serves as our President and CEO during any year in the three-year period 2013-2015 will be calculated pursuant to a pre-determined formula based on the Company’s revenues (as calculated according to generally accepted accounting principles) and EBIT (defined as earnings before interest and taxes), weighing each such item equally, and the extent to which the Company achieved its revenues and EBIT projection targets based on the Company’s annual budget for such year. The maximum amount of the bonus that can be earned by the President and CEO pursuant to such formula is an amount equal to such individual’s annual salary, which would be earned if we achieve 110% of our revenue projections and EBIT projections. On the other hand, no bonus is payable unless we achieve at least 70% of the projections for both items. In the event we achieve at least 70% of the projection for both of the factors, the President and CEO will become eligible to receive a bonus on a sliding scale. For example, if we achieve 80% of our projections of both factors, the amount of the bonus for which the President and CEO would be eligible will be equal to 25% of the maximum bonus; if we achieve 100% of our revenue projections and 80% of our EBIT projections (or vice versa), the amount of the bonus for which the President and CEO would be eligible will be equal to 50% of the maximum bonus.

In addition, the compensation and nomination committee will evaluate the achievement by the President and CEO of certain individual performance goals set at the beginning of each year by the compensation and nomination committee and the Board. These goals may include certain quantitative and qualitative targets. Following the completion of such evaluation the compensation and nomination committee will decide upon a factor between zero and one, and such factor shall be multiplied by the amount of the bonus for which the President and CEO would be eligible as determined under the preceding paragraph (the weighted score of revenues and EBIT) to determine the final bonus, subject to Board approval. As described above under Proposal 3, the proposed bonus plan must be approved separately by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nomination committee and Board have approved the proposed bonus plan described above as being consistent with the Compensation Policy, and the proposed bonus plan now requires approval by the Company’s shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

“5.           RESOLVED, that the CEO Bonus Plan, as described in this proxy statement, is hereby approved.”

Pursuant to Amendment No. 20, the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of Controlling Shareholders and of shareholders who have a personal interest in the resolution, be voted “FOR” the approval of the resolution; or

2.
the total number of shares of non-Controlling Shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

The term “Controlling Shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company’s General Counsel or Deputy General Counsel for guidance at +972-9-761-9200; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact us on your behalf.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 6

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the fiscal year ended December 31, 2012. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2013 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2011	2012
	(in thousands of U.S. dollars)
Audit Fees (1)	$510	$285
Audit-Related Fees (2)	70	105
Tax Fees (3)	20	73
Other Fees (4)	50	41
Total	$650	$504

____________________
(1)
“Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with our annual audit for 2011 and 2012, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K, the filing of Form F-3, fees related to public offering and consultation concerning financial accounting and reporting standards.

(2)
“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Proposed Resolution

You are requested to adopt the following resolution:

“6.           RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

AUDIT COMMITTEE REPORT

The Audit Committee has

•	reviewed and discussed the Company’s audited financial statements with management,

•
discussed with Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, the Company’s independent registered public accountants, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T,

•
received the written disclosures and the letter from Kost Forer Gabbay & Kasierer required by applicable requirements of the Public Company Accounting Oversight Board regarding Kost Forer Gabbay & Kasierer’s communications with the Audit Committee concerning independence, and discussed with Kost Forer Gabbay & Kasierer its independence, and

•
based on the review and discussions referred to above, recommended to the Board that the Company’s audited financial statements be included in its Annual Report on Form 20-F for the year ended December 31, 2012.

This report is submitted by the members of the Audit Committee:
Nurit Benjamini
Steven D. Levy
Itzhak Danziger
Dov Baharav

REPORT OF THE BOARD OF DIRECTORS

At the Annual Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the fiscal year ended December 31, 2012.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2013 Annual Meeting of shareholders must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented at the Annual Meeting. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board includes a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company expects to mail this proxy statement and the enclosed form of proxy to shareholders on or about July 2, 2013. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

 The Company’s annual report for the fiscal year ended December 31, 2012 filed on Form 20-F with the SEC on March 21, 2013, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company has filed a number of press releases on Form 6-K. Shareholders may obtain a copy of these documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to these proxy rules.

Appendix A

Allot Communications Ltd. (“Allot”)

Compensation Policy for Executive Officers and Directors (“Compensation Policy”)

1.	Preamble

This document states the terms of the Allot’s Compensation Policy for its Executive Officers and Directors.

The Compensation Policy is designed to motivate our Executive Officers to drive Allot’s business and financial long term goals and to reward significantly on sustainable performance over the long term. Accordingly, the structure of Allot’s Compensation Policy ties the compensation for each Executive Officer, to Allot’s financial and strategic long term goals and achievements.

For purposes of this policy, “Executive Officers” shall mean “Office Holders” as such term is defined in the Israeli Companies Law, 5759-1999 (as may be amended from time to time) (the “Companies Law”), excluding, unless otherwise expressly indicated, Allot’s non-executive directors.

The effective date of this policy is the date of its approval by the Company’s shareholders. This policy will apply to any compensation determined after its effective date and will not, and is not intended to, apply to or deemed to amend employment and compensation terms of Executive Officers existing prior to such date.

The adoption of this policy will not grant any of the Company’s Directors and Executive Officers a right to receive any elements of compensation set forth in this compensation policy. The elements of compensation to which a Director or Executive Officer will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law, and the regulations promulgated thereunder.

2.	Compensation policy goals

Allot’s goals in setting the Compensation Policy for the Executive Officers is to attract, motivate and retain highly experienced personnel who will provide leadership for Allot’s success and enhance stockholder value, and to promote for each Executive Officer an opportunity to advance in a growing organization. The primary goals of the Compensation Policy are, therefore:

2.1	Pay for performance

•	To closely align the interests of the Executive Officers with those of Allot’s stockholders in order to enhance stockholder value;

•	To offer a collaborative workplace environment where each Executive Officer has the opportunity to impact Allot’s long-term success;

•	To provide increased rewards for superior individual and corporate performance, and substantially reduced or no rewards for average or inadequate performance.

2.2	Risk management

•
To ensure that while a significant portion of each Executive Officer’s total compensation is at risk and tied to the achievement of financial, corporate, functional performance and other goals established by the Board of Directors, overall risk taking is managed and maintained;

•	To minimize any personal incentives for taking high-risks that might potentially imperil the underlying value of Allot.

3.	Compensation elements

Allot aims to provide its Executive Officers with a structured compensation package, including competitive salaries and benefits, performance-motivating cash payout and equity incentive programs. Allot’s Executive Officer’s compensation package is composed of the following elements:

•	Base salary;

•	Benefits and perquisites;

•	Cash bonus;

•	Equity compensation;

•	Retirement and termination of service arrangements.

4.	Base Salary (or Fee)

A competitive base salary (or fee) is essential to Allot’s ability to attract and retain highly skilled professionals in the long term. The base salary will vary between Executive Officers, and will be individually determined according to their performance, educational background, prior business experiences, aptitude, qualifications, role, personal responsibilities and taking into account external salary benchmarking for the specific role using a peer-group of companies. Peer-group companies will be carefully selected to provide an appropriate comparative model. Peer-group companies will be selected based on appropriate similarities taking into account such factors such as market capitalization, type of industry, location of listing, level of revenues, number of employees, locations, relevance of such factors to the particular executive role being compared and other factors that will be considered relevant to the comparison. Therefore, Allot seeks to establish such base salary which will allow Allot to compete for, and retain, senior executive talent worldwide.

To that end, the peer-group companies will be selected and approved by Allot’s compensation committee, according to part or all of the following characteristics:

•	Companies that are direct competitors of the company;

•	Companies with a similar revenue turnover as that of the Company;

•	Companies with a similar market cap as that of the Company;

•	Companies that compete with the company for executive talent;

•	Geographical considerations.

In the event that the services of the Executive Officer are provided via a personal management company and not by the Executive Officer directly as an employee of Allot, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by Allot in the applicable service agreement, the base salary and the benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.

In addition, Executive Officers may be awarded a fixed one-time cash payment upon recruitment or promotion.

5.	Benefits and perquisites

Benefits and perquisites for Allot’s Executive Officers will be comparable to customary competitive market entitlements. Certain benefits and perquisites are set forth in order to comply with legal requirements, while others serve as an additional component of the Executive Officer compensation package to attract and retain highly skilled professionals at Allot.

5.1	Benefits and perquisites which are required or facilitated under local laws or customary in the relevant jurisdiction may include, inter alia, the following:

•	Vacation of up to 25 days per annum;

•	Sick days of up to 18 days per annum (or as required by law);

•	Annual convalescence pay as required by law;

•	Payments to pension funds or other types of pension schemes (e.g. managers’ insurance programs);

•	Disability Insurance;

•	Payments to an Advanced Study fund as afforded by law;

•	Housing (in relevant markets);

•	Travel and/or car allowances and/or company car;

•	Health coverage plans and medical expenses.

Such benefits and perquisites may vary depending on geographic location and other circumstances.

In certain countries, the above Benefits will be increased (when applicable) to meet statutory minimum levels.

5.2	Additional benefits intend to complement cash compensation and offer non-monetary rewards to the Executive Officers, and may include, inter alia, the following benefits:

•	Company cellular phone and related expenses;

•	Communication equipment and related expenses;

•	Company car and related expenses;

•	Education allowances;

•	Subscriptions to relevant literature.

Such additional benefits will not surpass in value 20% percent of the base salary of any Executive Officer.

6.	Retirement and termination of service arrangements

Providing certain retirement and/or termination benefits, is designed to attract and motivate highly skilled professionals to join Allot and should also contribute in retaining its current Executive Officers.

The retirement and termination of service arrangements, shall consider the circumstances of such retirement or termination, the term of service or employment of the Executive Officer, his/her compensation package during such period, Allot’s performance during such period and the Executive Officer’s contribution to Allot achieving its goals and/or maximization of its profits.

The retirement and/or termination benefits may include the following benefits:

•
Advance notice - advance notice upon termination of employment for a certain period of time, which in any case will not exceed a term of 6 months. During such period of time, the Executive Officer may be required to continue his employment with Allot.

•
Severance pay - all Israeli Executive Officers are subject to the provisions of Section 14 of the Israeli Severance Pay Law. Accordingly, Allot will disburse 8.33% of the monthly salary towards severance pay liability in lieu of paying the full amount of severance pay upon termination of employment.

•
Transition period – Executive Officers may receive up to 6 months of base salary and benefits (i.e., excluding bonuses and equity based compensation), taking into account the period of service or employment of the Executive Officer, his/her service and employment conditions in the course of such period, Allot’s performance during such period, the contribution of the Executive Officer to the achievement of Allot’s targets and profits and the circumstances of the termination of employment.

•	Health insurance for US or other Executive Officers - payment for up to 6 months of post-termination health insurance upon termination of employment.

7.	Cash Bonuses

The cash bonus component aims to ensure that Allot’s Executive Officers are aligned in achieving Allot’s long-term strategic and financial objectives. Cash bonuses are, therefore, determined based on both the financial results of Allot, as well as individual performance. Cash bonuses are rewarded with distinguishable terms to 2 different Executive Officer populations:

7.1	CEO and other Executive Officers (excluding Sales and Marketing Executive Officers)

7.1.1	Payout Formula

•
The payout formula for the CEO and the other Executive Officers of Allot is designed to drive performance and motivation of Allot’s Executive Officers, while maintaining a firm risk management mechanism. The payout formula will be based on one of the two following alternatives, as determined by the Compensation Committee and Board of Directors of Allot considering the relevant position and responsibilities of the Executive Officer (for the CEO only Alternative A below may apply).

•	Payout Formula – Alternative A

The payout formula is calculated according to multiplication of the maximum payout cap of each executive, by the score of component A multiplied by the score of component B, as defined below:

Component A:

▪	Component A sets forth financial objectives such as Allot’s revenues, profitability, bookings, collection, etc. (“Financial Objectives”).

▪	The target for Allot’s annual Financial Objectives will be determined based on the budget approved by the Board of directors at the beginning of each fiscal year (the “Target”).

Component B:

▪
Component B sets forth personal professional goals for the Executive Officer. The personal professional goals for each Executive Officer will be defined for the Executive Officer at the beginning of each fiscal year by the CEO, subject to approval of the Compensation Committee and Board of Directors. The Executive Officer’s personal performance with respect to such goals will be evaluated and graded by the CEO, subject to approval of the Compensation Committee and Board of Directors, according to a scale ranging between 0 and 1.

▪
For the CEO, the aforementioned professional personal goals will be defined by the Compensation Committee and Board of Directors and such organs will also evaluate and grade the CEO’s performance with respect to such goals.

▪	The professional personal goals may include quantitative and qualitative targets which may be unquantifiable.

•	Payout Formula – Alternative B

The payout formula will include measurable professional personal goals and their respective weights, defined for the Executive Officer at the beginning of each fiscal year by his superiors, and approved by the Compensation Committee and the Board of Directors.

7.1.2	Maximum bonus opportunity

•	The annual cash bonus of the CEO shall not exceed in any given year 100% of the CEO’s annual base salary.

•	The annual cash bonus of any other Executive Officer shall not exceed in any given year 50% of the Executive Officer’s annual base salary.

7.2	Bonuses to sales and marketing Executive Officers

The overall compensation of the sales Executive Officers is specifically designed to motivate their performance. Therefore, the variable element of their compensation (with an emphasis on commission bonuses they receive, as will be defined below) is relatively larger when compared to the variable element of other Executive Officers’ compensation, whereas the fixed element of their compensation is smaller.

The annual cash bonus for each sales and marketing Executive Officer shall be determined as follows:

•
Executive officer’s targets will be set at the beginning of each year (the “Sales Targets”). Achieving up to 100% of Sales Targets may correspond to up to 100% of the annual base salary of the Executive Officer.

•	The annual cash bonus of the sales and marketing Executive Officers is capped at 250% of their annual base salary.

•
In the event that all or part of the Sales Targets which were the basis for the payment of the cash bonus were not collected, the excess corresponding bonus will be deducted from a future payment of a cash bonus.

7.3	Adjustment of Targets and Goals

The Compensation Committee and Board of Directors may approve certain adjustments to the Targets, Sales Targets and goals that were set at the beginning of the year (whether under Section 7.1 or 7.2 above) in the event of material changes in the business environment of Allot, such as a re-organization of Allot, mergers, acquisitions, asset and/or business transfers, and/or material changes to the global business environment in which Allot operates.

7.4	Discretionary Bonuses

In addition to the bonus payout formulas described above and to the maximum bonus opportunity as defined in Section 7.1.2 above, and subject to the approval of the Compensation Committee and Board of Directors, the CEO may recommend to reward Executive Officers with a bonus for significant contribution to Allot (“Discretionary Bonus”). The Discretionary Bonus paid to any individual Executive Officer will not be greater than 2 monthly base salaries of such individual Executive Officer.

7.5	Bonus for an extraordinary transaction or effort

In addition to the bonus payout formula and to the maximum bonus opportunity as defined in Section 7.1.2 above, when an extraordinary transaction or effort is expected to take place (for example: a merger, acquisition, spin-off, a specific task), and subject to the approval of the Compensation Committee and the Board of Directors, a bonus scheme based on measurable and objective criteria may be defined with respect to all or some of the Executive Officers, with predetermined targets related to the transaction, and a payout cap of 50% of the Executive Officers’ annual base salary.

7.6	Change of control retention grant

A retention grant may be paid, at the full discretion of the Compensation Committee and Board of Directors, following an event resulting in the majority of the voting power of Allot being transferred, whether by way of merger, reorganization, acquisition etc. If such an event occurs, Allot may offer a retention bonus to Executive Officers of up to 100% of annual base salary.

7.7	Payout in cash or equity based compensation

The Compensation Committee and Board of Directors will have full discretion to convert a portion of an Executive Officer’s annual cash  bonus, in lieu of cash, into stock options or restricted stock units and to specify their vesting (and other) terms.

7.8	Partial bonus payout

Subject to the conditions and limitations of this Section 7, an Executive Officer that is employed or provides services to the Company for only a portion of any year may be entitled to receive the pro-rata portion of any bonus described above, which will be calculated relatively to the period during which the Executive Officer was employed or provided services to the Company out of the entire calendar year.

8.	Equity-based awards

Allot’s equity-based awards are aimed at enhancing the alignment between the Executive Officers’ interests and the long term interests of Allot and its shareholders, and to promote the retention of Executive Officers for longer terms.

Considering the potential for appreciation in the value of Allot’s stock in public trading markets as Allot grows, such element of compensation is regarded as having long-term incentive value in the recipients’ hands. In addition, since these equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

The equity awards may be in a form of one or more of various types of equity-based instruments, which may include stock options and restricted stock units in different weights. The weight of each of the equity-based instruments will be determined periodically by Allot’s Compensation Committee.

Allot may consider arrangements which will enable optimal tax planning for the Executive Officers.

8.1	Executive Officers’ equity-based awards

•
Equity-based awards may be granted upon recruitment of an executive officer or from time to time, and while taking into consideration, inter alia, the educational background, prior business experiences, aptitude, qualifications, role, and personal responsibilities of the Executive Officer.

•	The equity-based awards which may be granted to an Executive Officer, will not exceed in value (based on accepted valuation methods), on the date of grant, per vesting annum, the following amounts:

o	CEO – $1,000,000;

o	Chairman – $500,000;

o	Other Executive Officers – $500,000.

However, the aforementioned restriction will not include a cash bonus which was converted into equity-based compensation as described above.

•
The Compensation Committee and the Board of Directors also considered setting a cap on value for equity based compensation at the time of exercise and concluded that this would not be advisable for Allot. Such equity-based awards shall vest over a minimum period of 2 to 4 years.

•	The equity-based awards will expire within 10 years as of their grant date.

8.2	Acceleration of equity-based awards

Pursuant to the occurrence of certain events, such as a change of control or other corporate transaction (as defined in the applicable equity incentive plan) and in accordance with the original terms of the grant of the equity-based awards, the vesting of up to 100% of the unvested equity-based awards granted to an Executive Officer may be accelerated.

9.	Overall compensation - Ratio between fixed and variable compensation

We believe that the Compensation Policy must motivate our Executive Officers to drive Allot’s business and financial results and is designed to reward significantly on sustainable performance over the long term. Accordingly, the structure of Allot’s Compensation Policy is established to tie the compensation of each Executive Officer, to Allot’s financial and strategic achievements and to enhance the alignment between the Executive Officers’ interests with the long term interests of Allot and its shareholders.

With the above considerations in mind, Allot will target a ratio between the fixed and the variable compensation (i.e., the Cash Bonus and the Equity-Based Award) of up to 1:10.

The ratios above express the targeted range in the event that all performance measures are achieved at target levels.

10.	Internal Compensation Ratio

In the process of composing this Policy, the Compensation Committee and the Board of Directors have examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of Allot (including agency contractors, if any) (the “Internal Ratio”).

The possible ramifications of the Internal Ratio on the work environment in Allot were examined, and will be periodically reviewed by the Compensation Committee and the Board of Directors, in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Allot.

11.	Compensation of members of Allot’s Board of Directors

11.1	Compensation of the members of Allots Board which are non-executive directors

•
The non-executive members of Allot’s Board of Directors may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

•
In addition, the non-executive members of Allot’s Board of Directors may be eligible to participate in Allot’s equity plans. Such equity grants will not exceed in value (based on accepted valuation methods), on the date of grant, $200,000, per vesting annum.  Equity awards will vest over a period of not less than 3 years.

11.2	Acceleration of equity-based awards

Pursuant to the occurrence of certain events, such as a change of control or other corporate transaction (as defined in the applicable equity incentive plan) and in accordance with the original terms of the grant of the equity-based awards, the vesting of up to 100% of the unvested equity-based awards granted to an Executive Officer may be accelerated.

11.3	Compensation of the Chairman

•
The Chairman of Allot’s Board of Directors may be entitled to monthly or annual fees as provided in Section 4 above and to benefits and perquisites as provided in Section 5. In the event that the services of the Chairman are provided via a personal management company and not by the Chairman directly as an employee of Allot, the fees paid to such personal management company shall reflect, to the extent determined by Allot in the applicable service agreement, the base salary and the benefits and perquisites (plus applicable Value Added Tax), in accordance with the guidelines of the Compensation Policy.

•
The Chairman of Allot’s Board of Directors may be eligible to participate in Allot’s equity plans and the provisions of Section 8 regarding the equity-based awards may apply. Such equity-based awards shall not exceed in value (based on accepted valuation methods), on the date of grant, $500,000 per vesting annum.  The equity-based awards shall vest over a period of between 2 – 4 years.

12.	Exculpation, indemnification and insurance of Executive Officers

12.1	Exculpation

Allot may exculpate the members of its Board of Directors and its Executive Officers from a breach of duty of care, to the extent permitted by applicable law.

12.2	Indemnification

Allot may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, all subject to applicable law.

12.3	Insurance

Allot will provide “Directors and Officers Insurance” for its Directors and Executive Officers. The maximum aggregate coverage for any such insurance policy will be USD 60 million, as may be increased or decreased from time to time by the Company’s shareholders.

13.	Board discretion to reduce compensation elements

The Board of Directors may, at its sole discretion, approve compensation terms which are lower than the amounts described herein.

The Board of Directors has the right to reduce any variable compensation to be granted to an Executive Officer due to special circumstances determined by the Board of Directors.

14.	Compensation recovery (Claw-back)

In the event of an accounting restatement, Allot shall be entitled to recover from any current Executive Officer bonus compensation paid, in the amount of the excess over what would have been paid under the accounting restatement, with a 36 month (three-year) look-back from the date of the restatement. The compensation recovery will not apply to former Executive Officers of Allot. Allot will only seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required because of changes in the applicable financial reporting standards.

Nothing in this Section 14 derogates from any other “Claw-back” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.